Filed Pursuant to Rule 424(b)(3) Registration No. 333-253980

Registration No. 333-256912

Registration No. 333-260300

Registration No. 333-263331

PROSPECTUS SUPPLEMENT NO. 7

(to Prospectus dated November 4, 2021, and

to Prospectus dated November 8, 2021)

PROSPECTUS SUPPLEMENT NO. 2

(to Prospectus dated May 9, 2022)

MEDMEN ENTERPRISES INC.

2,856,324,771 Class B Subordinate Voting Shares

309,925,534 Class B Subordinate Voting Shares

72,189,596 Class B Subordinate Voting Shares

This prospectus supplement updates and supplements the information contained in (i) the prospectus dated November 4, 2021, (as may be supplemented or amended from time to time, the “November 4 Prospectus”), (ii) the prospectus dated November 8, 2021 (as may be supplemented or amended from time to time, the “November 8 Prospectus”), and (iii) the prospectus dated May 9, 2022 (as may be supplemented or amended from time to time, the “May 9 Prospectus” and, each, as applicable, the “Prospectus”). This prospectus supplement is being filed to update and supplement the information in the each Prospectus with the information contained in our Current Report on Form 8-K as filed with the filed with the SEC on May 25, 2022 (which is attached to and a part of this prospectus supplement), only to the extent that any information contained in such documents is deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended.

The November 4 Prospectus and this prospectus supplement relate to the offer and sale, from time to time, by the selling shareholders identified in the Prospectus, or their permitted transferees, of up to an aggregate of 2,856,324,771 Class B Subordinate Voting Shares (the “Subordinate Voting Shares”), which consists of (i) up to 1,960,722,256 Subordinate Voting Shares, including Subordinate Voting Shares issuable as payment-in-kind interest (assuming payment on the maturity date and at the current conversion rate), issuable to certain selling shareholders upon conversion of senior secured convertible notes outstanding under the Fourth Amended and Restated Securities Purchase Agreement dated August 17, 2021 (the “Convertible Facility”), (ii) up to 208,102,565 Subordinate Voting Shares issuable to certain selling shareholders upon exercise of warrants outstanding under the Convertible Facility, (iii) up to 427,083,306 Subordinate Voting Shares, consisting of 416,666,640 Subordinate Voting Shares issued to certain selling shareholders in connection with the Company’s private placement entered into on August 17, 2021 (the “August 2021 Private Placement”) and 10,416,666 Subordinate Voting Shares issued to certain selling shareholders as consideration for providing the Backstop Commitment in connection with the August 2021 Private Placement, (iv) up to 104,166,644 Subordinate Voting Shares issuable to certain selling shareholders upon exercise of warrants that were issued pursuant to the August 2021 Private Placement, and (v) Subordinate Voting Shares issuable upon exercise of a Short-Term Subscription Right entitling the holders to acquire either (a) an aggregate of 125,000,000 units at an exercise price of $0.24 per unit, with the units consisting of 125,000,000 Subordinate Voting Shares and share purchase warrants exercisable for 31,250,000 Subordinate Voting Shares at an exercise price of $0.288 per share, or (b) $30 million principal amount of notes at par, convertible into 125,000,000 Subordinate Voting Shares at a conversion price of $0.24 per share.

The November 8 Prospectus and this prospectus supplement relate to the offer and sale, from time to time, by the selling shareholders identified in the Prospectus, or their permitted transferees, of up to an aggregate of 309,925,534 Subordinate Voting Shares, which consists of 137,669,046 Subordinate Voting Shares and 172,256,488 Subordinate Voting Shares issuable upon exercise of warrants.

The May 9 Prospectus and this prospectus supplement relate relates to the offer and sale or other disposition, from time to time, by the selling shareholders identified in the Prospectus, or their permitted transferees, of up to an aggregate of 72,189,596 Subordinate Voting Shares, which amount consists of (i) 8,021,593 Subordinate Voting Shares issued pursuant to the Company’s Sixth Modification to its Senior Secured Convertible Securities Purchase Agreement dated February 2, 2022, and (ii) 64,168,003 Subordinate Voting Shares issued in connection with certain vendor and legal dispute settlements.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our Subordinate Voting Shares trade on the Canadian Exchange (“CSE”) under the symbol “MMEN”. The closing sales price of our Subordinate Voting Shares on the CSE on July 15, 2022 was C$0.085 per share. Our Subordinate Voting Shares also trade on the OTCQX under the symbol “MMNFF.” The last reported sales price of our Subordinate Voting Shares on the OTCQX on July 15, 2022 was $0.064 per share.

We are an “emerging growth company”, as defined under the federal securities laws and, as such, we may continue to elect to comply with certain reduced public company reporting requirements in future reports. Certain implications of being an “emerging growth company” are described on page 3 of each of the November 4 Prospectus and November 8 Prospectus and page 2 of the May Prospectus.

Investing in our Subordinate Voting Shares involves a high degree of risk. You should refer to the discussion of risk factors, beginning on page 9 of each of the November 4 Prospectus and November 8 Prospectus and page 8 of the May Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is July 18, 2022.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):         May 19, 2022

MEDMEN ENTERPRISES INC

(Exact name of registrant as specified in its charter)

British Columbia	000-56199	98-1431779
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

10115 Jefferson Boulevard, Culver City, CA 90232

(Address, including zip code, of principal executive offices)

Registrant’s telephone number, including area code           (424) 330-2082

Not Applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

On May 19, 2022, MedMen Enterprises Inc. (the “Company”) received from Tyson Rossi notification of resignation as Chief Strategy Officer effective June 3, 2022. Mr. Rossi’s resignation was not the result of any disagreement with the Company on any matters relating to its operations, policies or practices.

Item 5.07	Submission of Matters to a Vote of Security Holders.

As previously reported in the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 26, 2022, the Company adjourned from its annual and special meeting of shareholders held on April 20, 2022 Proposal 3 regarding approval of an amendment to the MedMen Enterprises Inc. 2018 Stock and Incentive Plan to set the amount reserved for future issuance under the plan to 200,000,000 Class B Subordinate Voting Shares plus all shares underlying outstanding awards as of April 1, 2021. On May 19, 2022, the Company held the adjourned meeting on Proposal 3 (the “Adjoined Meeting”). At the Adjourned Meeting, the voting results of Proposal 3 were as follows: 43,074,759 voted for, 47, 233,847 voted against, 922,905 abstained and 222,200,629 were broker non-votes. Due to fact that the number of additional shares voted at the Adjourned Meeting did not meet the requirements for which the vote was being taken, Proposal 3 was withdrawn.

Item 7.01	Regulation FD Disclosure.

On May 23, 2022, the Company issued a press release, which is attached to this Current Report on Form 8-K as Exhibit 99.1 and hereby furnished pursuant to this Item 7.01.

The information disclosed under this Item 7.01, including Exhibit 99.1 attached hereto, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

Item 8.01	Other Events.

On May 20, 2022, the Superior Court of Arizona, Maricopa County granted in favor of the Company a summary judgement with respect to a complaint filed on March 11, 2020 by Whitestar Solutions, LLC and Adakai Holdings, LLC regarding a purchase agreement for the sale of the membership interests in Omaha Management Services, LLC and control of EBA Holdings, Inc. on December 3, 2018 alleging fraudulent inducement and breach of contract.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits

Exhibit Number	Description
99.1	Press Release dated May 23, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 25, 2022	MEDMEN ENTERPRISES INC

/s/ Ana Bowman
	By:	Ana Bowman
	Its:	Chief Financial Officer

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